Exhibit 99.1

Cenovus releases 2016 corporate responsibility report

Remains focused on driving lower carbon emissions through innovation

Calgary, Alberta (July 13, 2017) – Cenovus Energy Inc. (TSX: CVE) (NYSE: CVE) has published its 2016 corporate responsibility report detailing the company’s efforts to accelerate its environmental performance, protect the health and safety of its staff, invest in and engage with the communities where it operates and maintain the highest standards of corporate governance.

In 2016, Cenovus:

●	Set a target to achieve a 33 percent reduction in upstream greenhouse gas (GHG) emissions intensity by 2026, compared with January 2016 levels
●	Invested in seven potential clean technology solutions through Evok Innovations, including technologies for carbon capture and conversion, industrial efficiency and the treatment of oil sands process water
●	Joined the MIT Energy Initiative (MITEI), the energy-focused innovation hub of the Massachusetts Institute of Technology, through its Carbon Capture Utilization and Storage (CCUS) Low-Carbon Energy Center. The Center presents an unparalleled opportunity to play a vital role in catalyzing the transition to a low-carbon energy future
●	Surpassed 30 million tonnes of carbon-dioxide (CO2) safely injected underground since 2000 at the company’s CO2-enhanced oil recovery project at Weyburn, Saskatchewan (the equivalent of taking more than six million cars off the road for an entire year)

Other highlights from the 2016 corporate responsibility report:

●	Reached a cumulative total of 430,000 trees planted as part of the 10-year Cenovus Caribou Habitat Restoration Project – an initiative to help protect caribou near the company’s oil sands operations in northeastern Alberta
●	Spent $198 million doing business with Aboriginal companies, which was 19 percent of the company’s total capital spending for the year
●	Reached a record 50 days without a recordable injury at Cenovus’s upstream and downstream operations
●	Renewed the Board of Directors in 2016 and 2017 with four new directors and a new Board Chair

Cenovus’s corporate responsibility report has been prepared in accordance with the Global Reporting Initiative (GRI) G4 guidelines to the ‘Core’ option. The company also aligns its performance metrics with the guidelines set out by the Canadian Association of Petroleum Producers’ Responsible Canadian Energy Program.

Cenovus Energy Inc.

Cenovus Energy Inc. is a Canadian integrated oil company. It is committed to applying fresh, progressive thinking to safely and responsibly unlock energy resources the world needs. Operations include oil sands projects in northern Alberta, which use specialized methods to drill and pump the oil to the surface, and established natural gas and oil production in Alberta, British Columbia and Saskatchewan. The company also has 50% ownership in two U.S. refineries. Cenovus shares trade under the symbol CVE, and are listed on the Toronto and New York stock exchanges. For more information, visit cenovus.com.

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CENOVUS CONTACTS:

Investor Relations Kam Sandhar Vice-President, Investor Relations & Corporate Development 403-766-5883 Steven Murray Investor Relations 403-766-3382	Media Brett Harris Media Lead 403-766-3420 Media Relations general line 403-766-7751